                     July 24, 2012

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Tabatha Akins, Staff Accountant

Re:	Life Technologies Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 3, 2012
Form 8-K Dated February 7, 2012
Filed February 7, 2012 and Amended February 29, 2012
File No. 000-25317

Ladies and Gentlemen:

This letter is in response to the verbal comment provided on July 13, 2012 by Joel Parker of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), the Form 10-Q for the Quarterly Period ended March 31, 2012 (the “Form 10-Q”), and the Form 8-K dated and filed February 7, 2012 and amended February 29, 2012 (the “Form 8-K”) of Life Technologies Corporation (the “Company”). This letter restates the comment of the Staff in bold/italic font and in the discussion set forth below each comment is the Company’s response.

1.	Please refer to prior comment 1. Please confirm that gross margin for each business group is not presented in the monthly package reviewed by the CODM and the Company’s leadership team or the financial package presented to the Board of Directors. Please also provide us proposed revised disclosure to be included in future periodic reports that discusses what information is regularly reviewed by the CODM to make decisions about resources to be allocated and assessing performance as this appears to be a key factor used to identify your segment.

Division of Corporate Finance

United States Securities and Exchange Commission

July 24, 2012

Response:

The Company confirms that gross margin for each of the Company’s reported business groups is not presented in the monthly financial package reviewed by the Company’s Chief Operating Decision Maker (“CODM”) and the financial package presented to the Board of Directors.

The following verbiage represents the Company’s revised disclosure to discuss the information that is regularly reviewed by the CODM to make decisions about resources to be allocated and in assessing performance:

The Company has determined, in accordance with ASC Topic 280, Segment Reporting that the Company operates as one operating segment. The Company’s Chief Operating Decision Maker (CODM) reviews revenue at the business group level and manufacturing, operating income and expenses, and net income at the Company wide level to allocate resources and assess the Company’s overall performance. The Company’s business groups share common, centralized support functions, including finance, human resources, legal, information technology, and corporate marketing, all of which report directly to the CODM. Accordingly, decisions regarding the Company’s overall operating performance and allocation of Company resources are assessed on a consolidated basis.

*****

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance

United States Securities and Exchange Commission

July 24, 2012

We appreciate the Staff’s attention to the review of the Form 10-K, the Form 8-K, and the Form 10-Q. Please do not hesitate to contact me at (760) 603-6454 if you have any questions regarding this letter.

Sincerely,

LIFE TECHNOLOGIES CORPORATION

By:	/s/ David F. Hoffmeister
David F. Hoffmeister
Chief Financial Officer

cc:	David Szekeres, Life Technologies Corporation
Kelli Richard, Life Technologies Corporation